UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

11 June 2018

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

PUBLICATION OF LISTING PROSPECTUS

On 18 May 2018, Diageo completed an SEC-registered $2 billion bond transaction consisting of $500 million floating rate notes due May 2020; $500 million 3.000% notes due May 2020; $500 million 3.500% notes due September 2023; and $500 million 3.875% notes due May 2028 (the "Issuance").  Diageo announces that it has published a listing prospectus (the "Prospectus") in respect of the Issuance. The issuer of the notes was Diageo Capital plc, with payment of principal and interest fully and unconditionally guaranteed by Diageo plc.

The Prospectus was approved by the United Kingdom Listing Authority on 8 June 2018 and is available for viewing here:

http://www.rns-pdf.londonstockexchange.com/rns/9696Q_1-2018-6-11.pdf

A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information please contact:

Investor relations: Andrew Ryan                                +44 (0) 20 8978 6504
                                                                                   Investor.relations@diageo.com

Media relations: Bianca Agius                                   +44 (0) 20 8978 1450
                                                                                   press@diageo.com

DISCLAIMER

The Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of the Prospectus and the offer or sale of notes under the Prospectus may be restricted by law in certain jurisdictions.

Persons into whose possession the Prospectus or any notes offered and sold under the Prospectus may come must inform themselves about, and observe, any such restrictions on the distribution of the Prospectus and the offering and sale of notes. In particular, please note that the information contained in this announcement may be addressed to and/or targeted at persons who are residents of particular countries only and is not intended for use and should not be relied upon by any person outside these countries.

Diageo has filed a registration statement with the United States Securities and Exchange Commission (SEC) for the offering of the notes to which this communication relates. The Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any public offering of notes in the United States is being made solely by means of a prospectus supplement to the prospectus included in the registration statement filed with the SEC by Diageo, Diageo Capital plc and Diageo Investment Corporation. The prospectus in that registration statement (which is different from the Prospectus) and the prospectus supplement and other documents Diageo has filed with the SEC contains information about Diageo and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer. These brands include Johnnie Walker, Crown Royal, J&B, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

Celebrating life, every day, everywhere.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 11 June 2018

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary